Exhibit 99.1

NMG Engages Hybrid Financial and Announces Cancellation of Options

MONTRÉAL--(BUSINESS WIRE)--December 1, 2022--Nouveau Monde Graphite Inc. (the "Company" or "Nouveau Monde") (TSXV:NOU; NYSE: NMG) is pleased to announce that it has, subject to all required regulatory approvals, including the approval of the TSX Venture Exchange (the "Exchange"), retained Hybrid Financial Ltd. ("Hybrid") to provide assistance in all aspects of a marketing campaign for the Company, pursuant to an agreement entered into between the Company and Hybrid effective as of December 1, 2022 (the "Hybrid Agreement").

The services provided by Hybrid to the Company are the access and use of a database of registered financial professionals in North America (the "Services"). Hybrid is not promoting the specific purchase or sale of securities. It provides its database, technology, email tracking and call center services to enable the Company to disseminate its information to financial professionals only. Hybrid provides its services directly to the Company.

Hybrid has agreed to comply with all applicable securities laws and the policies of the Exchange in providing the Services.

Modalities

Pursuant to the Hybrid Agreement, Hybrid has been retained by the Company for an initial period of six months. Upon expiration of the initial term, the Hybrid Agreement shall be renewed upon written agreement between the parties for successive three-month periods thereafter, unless terminated by the Company in accordance with the Hybrid Agreement. Hybrid will be paid a fee in the amount of $15,000 per month, plus applicable taxes, during the initial term and any extensions. Steve Marshall will be the responsible person.

Except the Hybrid Agreement, there is no relationship between Hybrid and the Company, nor is there any direct or indirect interest in the Company or its securities or any right or intent to acquire such an interest on the part of Hybrid.

Cancellation of Options

The Company is seeking approval from the Exchange to cancel 487,804 options (the "Initial Options") granted to SD Capital and GKB Ventures, consultants of the Company and grant 453,048 new options (the "New Options") to the same consultants. The Initial Options have an exercise price of $8.20, vest on the closing of the project financing of the Company for both the Matawinie Mine project and Bécancour Battery Material Plant project (the "Project Financing") and expire on March 28, 2024.

The New Options will have an exercise price of $8.20, will vest on the closing of the Project Financing (no later than March 28, 2025) and will expire two (2) years following the vesting of the New Options.

About Hybrid Financial

Hybrid Financial connects issuers to the investment community across North America. Using a data-driven approach, Hybrid provides its clients with comprehensive coverage of both American and Canadian markets. Hybrid Financial has offices in Toronto and Montreal.

About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com